UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

Hutchison Telecommunications International Limited

(Name of the Issuer)

Hutchison Telecommunications International Limited

Hutchison Telecommunications Holdings Limited

Hutchison Whampoa Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.25 each

American Depositary Shares, each representing 15 Ordinary Shares

(Title of Class of Securities)

44841T 10 7 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Calvin C. Lai, Esq.	David W. Hirsch, Esq.
Freshfields Bruckhaus Deringer	Cleary Gottlieb Steen & Hamilton LLP
11th Floor	Bank of China Tower
Two Exchange Square	One Garden Road
Hong Kong	Hong Kong
Tel: (852) 2846 3400	Tel: (852) 2521 4122

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
☐ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☐ c. A tender offer.
☒ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
US$541,186,623.59	US$38,586.61

*                 Estimated for purposes of calculating the filing fee only.  This calculation assumes the cancellation of 1,908,740,622 ordinary shares (either directly or in the form of American Depositary Shares, each representing 15 ordinary shares), par value HK$0.25 each, of Hutchison Telecommunications International Limited, which represents all ordinary shares outstanding on the date hereof and not owned by Hutchison Telecommunications Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, at a cancellation price of HK$2.20 per ordinary share or HK$33.00 per American Depositary Share, net in cash, converted to US dollars for the purpose of calculating the filing fee using the exchange rate of HK$7.7593 to US$1.00 reported by Bloomberg as of 12:00 noon in Hong Kong on March 11, 2010.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals US$71.30 per US$1,000,000 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates.  These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	US$38,586.61

Form of Registration No.:	Schedule 13E-3

Filing Party:	Hutchison Telecommunications International Limited, Hutchison Telecommunications Holdings Limited and Hutchison Whampoa Limited

Date Filed:	March 15, 2010

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (“SEC”) on March 15, 2010 (the “Schedule 13E-3”) by (1) Hutchison Telecommunications International Limited (“HTIL”), a company incorporated in the Cayman Islands with limited liability, (2) Hutchison Telecommunications Holdings Limited (the “Offeror”), a company incorporated in the British Virgin Islands with limited liability, and (3) Hutchison Whampoa Limited (“HWL”), a company incorporated in Hong Kong with limited liability.

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Schedule 13E-3, including the Scheme Document (the “Scheme Document”) attached as exhibit (a)(3)(1) to the Schedule 13E-3.

Item 1.  Summary Term Sheet.

The second bullet point under the heading “Payment” in Part I of the Scheme Document under the caption “Summary Term Sheet” on page 1 of the Scheme Document is hereby amended and supplemented by deleting the bullet point and replacing it in its entirety with the following:

Payment: Pursuant to the Share Proposal, all Scheme Shares (including all Scheme Shares underlying the HTIL ADSs) will be cancelled in exchange for HK$2.20 in cash for each Scheme Share.  Entitlement to payment will be determined with reference to holdings as at the Record Date.  Each HTIL ADS represents 15 HTIL Shares and, accordingly, upon the Scheme becoming effective, HTIL ADS Holders will for each HTIL ADS receive the US dollar equivalent of 15 times the Cancellation Price of HK$2.20.  This sum will be paid by the HTIL ADS Depositary to HTIL ADS Holders net of the cancellation fee of the HTIL ADS Depositary of US$5.00 per 100 HTIL ADSs cancelled, governmental charges and any taxes withheld.  The Cancellation Price is equivalent to approximately US$4.25 per HTIL ADS.  After deducting the cancellation fee of the HTIL ADS Depositary, the net Cancellation Price to be paid to HTIL ADS Holders is equivalent to approximately US$4.20 per HTIL ADS.  Such US dollar amounts are calculated at the exchange rate of US$1.00 to HK$7.7593 reported by Bloomberg as at 12:00 noon in Hong Kong on the Latest Practicable Date.  Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only. See “Part VIII — Explanatory Memorandum — 15. Registration and Payment”.

Item 4.  Terms of the Transaction.

The disclosure in Part VII of the Scheme Document is hereby amended and supplemented by adding the following sentences after the last sentence of the first paragraph in Part VII of the Scheme Document under the caption “US Special Factors — 4.  Effects of the Proposals — 4.6  No Appraisal Rights; Court Approval” on page 116 of the Scheme Document:

HTIL ADS Holders do not have appraisal rights in connection with the Scheme under the Companies Law.  HTIL ADS Holders who give voting instructions to the HTIL ADS Depositary in a timely manner have the right to appear at the court hearing of the petition to sanction the Scheme.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

The text under the heading “The Privatisation of HTIL” in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” on pages 76 to 78 of the Scheme Document is hereby amended and supplemented by deleting the text and replacing it in its entirety with the following:

The Privatisation of HTIL

In the ordinary course of managing its business, each of HWL and HTIL regularly reviews and evaluates its respective group business strategy and strategic alternatives.  Such reviews ultimately resulted in the dispositions of the HTIL Group’s businesses in India (in May 2007), in Hong Kong and Macau (in May 2009, through a spin-off), in Israel (in October 2009) and in Thailand (ongoing), as described in more detail elsewhere in this Scheme Document.  In the last two years, HWL and HTIL also from time to time received approaches from third parties regarding the potential sale of the HTIL Group’s remaining individual businesses or portions thereof, and have on occasion executed non-disclosure agreements with such third parties.

These approaches included:

•                  In August 2008, executive officers of HTIL received an approach from a third party through the introduction of an investment bank regarding the potential sale of HTIL’s operations in Indonesia, Vietnam and Sri Lanka.

•                  In December 2008, executive officers of HTIL received an approach from another third party regarding the potential sale of HTIL’s remaining operations with the exception of Thailand.

•                  In August 2009, executive officers of HTIL received an approach from another third party through the introduction of an investment bank regarding the potential sale of HTIL’s operations in Indonesia, Vietnam and Sri Lanka.

In each case, representatives of HTIL engaged in preliminary discussions and meetings with the third parties; however, HTIL did not engage in any meaningful negotiations related to these matters and as no concrete offer or proposal was put forward, none of these matters was presented to the HTIL Board for further consideration.

With respect to the HTIL Group’s Thailand business, as disclosed elsewhere in the Scheme Document, representatives of the HTIL Group have been in ongoing discussions with CAT Telecom Public Company Limited (“CAT”) regarding the divestment of all of the HTIL Group’s direct and indirect interests in the business and assets of its Thailand operations. The parties have entered into a Memorandum of Understanding (“MOU”) pursuant to which they agreed to negotiate exclusively until 14 May 2010 in good faith towards the signing of definitive agreements for such divestment as soon as possible. As at the Latest Practicable Date, these discussions were continuing. Based on the MOU and discussions to date, the proceeds of sale net of liabilities and commitments remaining with the seller are not expected to be material.

By late October 2009, following completion of the sale of the HTIL Group’s Israel business, HTIL had become a substantially smaller company than at the time of its IPO in 2004, and it no longer had the benefit of any businesses that generate positive cash flow, but at the same time, required substantial funds in order to develop its remaining group businesses.  At around the same time, from October to December 2009, the HWL Group undertook its annual group-wide (including the HTIL Group) budget preparation for 2010.  Whilst the potential privatisation of HTIL was not a focus of these budget discussions, individual senior members of HWL/HTIL management did receive approaches from investment banks during this period with various proposals for strategic or other corporate actions for their respective groups, and the proposition of a privatisation of HTIL as a concept was included amongst these proposals.  In order to attain a better understanding of some propositions that were put forward, including the potential privatisation of HTIL, individual senior members of HWL management discussed some preliminary conceptual and clarificatory issues with these investment banks and external legal counsel following such approaches.

In the morning of 4 January 2010, during a regular management review meeting amongst a small group of senior management of HWL, the possibility of privatising HTIL was raised.  Following discussions of the general outlines of a possible proposal, a representative of HWL approached representatives of HTIL regarding a possible general offer to HTIL’s shareholders and option holders and informed them that an announcement on the subject pursuant to the Takeovers Code may be imminent.  No terms of the proposal were communicated at this time, as HWL had not yet determined the terms of the proposal (or even whether to make any offer).

On 4 January 2010, in pursuit of its intention to make a proposal regarding a possible privatisation of HTIL, HWL also contacted representatives of Goldman Sachs and HWL’s outside legal counsel with respect to Hong Kong and US laws in order to discuss the potential privatisation.  On the same day, Goldman Sachs was appointed to act as financial adviser to the Offeror.  In the afternoon of 4 January 2010, representatives of Goldman Sachs gave a preliminary presentation to HWL and the Offeror that included standard preliminary financial analyses of certain information.  Due to time limitations, this preliminary presentation was prepared without consultation with HWL and the Offeror and was based on publicly available financial information regarding HTIL, as well as certain assumptions regarding the transaction structure that proved to be different from that contemplated by HWL and the Offeror.  Subsequent to the 4 January 2010 meeting, Goldman Sachs revised the preliminary presentation to reflect the transaction structure as confirmed by HWL and the Offeror, as well as updated draft financial information relating to the cash balance and an intercompany liability of HTIL as of 31 December 2009.  On 8 January 2010, Goldman Sachs provided the Offeror and HWL with the updated presentation, which included (1) an overview of the HTIL shareholding structure, (2) summaries and/or analyses of historical trading data for the HTIL Shares and HTIL ADSs, (3) financial analyses at various potential offer prices, (4) an analysis of selected precedent taking-private transactions in Hong Kong, and (5) summaries of research analysts’ recommendation, estimates and price targets for the HTIL Shares.  See “3.4.  Summary of Financial Analyses of Goldman Sachs” in this Part VII.

Upon receipt of HWL’s approach on 4 January 2010, HTIL contacted representatives of HTIL’s outside legal counsel with respect to Hong Kong and US laws in order to discuss the possible proposal from HWL regarding the potential privatisation of HTIL.

Following the approach from HWL and in anticipation of an imminent offer being made by the Offeror, HTIL began taking steps to ensure its compliance with its obligations under the Takeovers Code were an offer to be forthcoming.  Under the Takeovers Code, HTIL would be required to make an announcement regarding the proposed privatisation following the receipt from the Offeror of a firm intention to make an offer.  For this purpose, commencing in the afternoon of 4 January 2010 and continuing on a daily basis through 8 January 2010, the respective outside legal counsels of HWL, the Offeror and HTIL with respect to Hong Kong, Cayman Islands and US laws, as well as representatives of HWL, the Offeror, HTIL and Goldman Sachs, met or participated via conference call to discuss the procedural and substantive requirements of the proposed scheme of arrangement as a “going private” transaction under applicable Hong Kong, United States and Cayman Islands laws and regulations, drafts of a joint announcement setting forth the terms of the Share Proposal proposed by HWL and to consider other implications of the Proposals.  There were no negotiations during these meetings between HWL, the Offeror and HTIL regarding the pricing terms of the privatisation, which were determined solely by HWL and the Offeror.

On 5 January 2010, representatives of HWL, HTIL, Goldman Sachs and HTIL’s outside legal counsel met and/or participated via conference call with representatives of Somerley to discuss Somerley’s due diligence requirements as the potential independent financial adviser to HTIL in connection with the Proposals.

On 5 January 2010, a representative of HWL contacted representatives of Asian Capital to discuss the retention of Asian Capital (and its due diligence requirements) as the independent financial adviser to the Offeror and HWL for purposes of Rule 2.4 of the Takeovers Code.  (Rule 2.4 requires an independent financial adviser to issue an opinion in certain circumstances as to whether a proposed acquisition is in the interests of the shareholders of the acquiring company.)  On 6 and 7 January 2010, HWL supplied information requested by Asian Capital.

On 6 January 2010, the HTIL Board discussed the status of the initial approach from HWL relating to the proposal to privatise HTIL by way of the Scheme, established the HTIL Independent Board Committee to make a recommendation to the HTIL Independent Shareholders and the HTIL Optionholders in respect of the Proposals and approved (subject to changes as approved by a board committee comprising two of the three executive directors of HTIL) a draft of the joint announcement.  As is customary practice in privatisation proposals in Hong Kong initiated by controlling shareholders, the HTIL Board did not engage in negotiations with HWL or the Offeror regarding the terms of the Proposals which are matters for consideration by the HTIL Independent Shareholders and the HTIL Optionholders.

From 6 January 2010 to 15 January 2010, representatives of HTIL participated via conference call in a series of discussions with the SFC regarding the independence of the proposed members of the HTIL Independent Board Committee.  After these discussions were completed, HTIL announced on 15 January 2010 that the HTIL Independent Board Committee would consist of Mr. Kwan Kai Cheong and Mr. Kevin Westley, two independent non-executive HTIL Directors.

On 6 January 2010, representatives of HTIL and Somerley met at which meeting Somerley carried out preliminary due diligence relating to HTIL and the Proposals.

On 6 January 2010, a draft of the joint announcement was submitted to the SFC for comment, with a copy provided to the Stock Exchange, and further discussions were held among the respective outside legal counsels of HWL, the Offeror and HTIL.  The various sets of SFC comments were reflected in revised drafts of the joint announcement over the course of that day and the next day.  On 7 January 2010, the SFC confirmed that they had no further comments on the joint announcement.

On 7 January 2010, the respective boards of directors of the Offeror and HWL (1) authorised the Offeror to make the request for the HTIL Board to put forth the Share Proposal to the Scheme Shareholders on the terms set forth in the Announcement and (2) approved the publication of the Announcement.

On 7 January 2010, Asian Capital was formally appointed by the respective boards of directors of the Offeror and HWL as the independent financial adviser to the Offeror and HWL, and Asian Capital provided its oral advice to the Offeror and HWL that the proposed privatisation is in the interests of the respective shareholders of the Offeror and HWL.  On 21 January 2010, Asian Capital sent a letter to the boards of directors of the Offeror and HWL confirming in writing Asian Capital’s oral advice in relation to the Share Proposal, and a circular including Asian Capital’s letter and other relevant information was despatched to the shareholders of HWL on the same day.  See “3.5.  Asian Capital” in this Part VII.

On 8 January 2010, the Offeror sent a letter to the HTIL Board formally requesting the HTIL Board to put forward the Share Proposal to the Scheme Shareholders regarding the privatisation of HTIL by way of the Scheme, upon effectiveness of which the Scheme Shares (including all HTIL Shares underlying the HTIL ADSs) would be cancelled in exchange for HK$2.20 in cash for each Scheme Share, and the Announcement was issued on the same day.

Due to the potential fluctuations in the trading price of the HTIL Shares pending release of the Announcement regarding the Share Proposal, as stated in the Announcement, at the request of HTIL, trading in the HTIL Shares on the Stock Exchange was suspended from 2:30 p.m. (Hong Kong time) on 4 January 2010 and trading in the HTIL ADSs on the NYSE was halted by the NYSE from 9:32 a.m. (New York time) on 4 January 2010, pending the issue of the Announcement.  HTIL applied to the Stock Exchange for the resumption of trading in the HTIL Shares on the Stock Exchange with effect from 9:30 a.m. (Hong Kong time) on 8 January 2010 and requested the NYSE to resume trading in the HTIL ADSs on the NYSE with effect from 8 January 2010.

Commencing 12 January 2010, the respective legal counsels of HWL, the Offeror and HTIL, as well as representatives of Goldman Sachs, Somerley, HWL, the Offeror and HTIL, met and/or participated via conference call to further discuss the applicable legal and regulatory requirements of the Proposals as well as the preparation of this Scheme Document and other documentation to be sent to HTIL Shareholders, HTIL Optionholders and HTIL ADS Holders.

On 15 January 2010, the HTIL Independent Board Committee formally approved the engagement of Somerley as the independent financial adviser to the HTIL Independent Board Committee in connection with the Proposals, based on Somerley’s qualifications, expertise and reputation, including its experience with similar transactions and its knowledge of the relevant industry.

On 25 January 2010, representatives of HTIL and Somerley met at which meeting Somerley carried out further due diligence relating to HTIL and the Proposals.

On 5 February 2010, the HTIL Independent Board Committee and Somerley met and/or participated via conference call to discuss Somerley’s proposed approach to evaluating the fairness of the Proposals and the methodologies Somerley would utilise in such evaluation.  During this meeting, Somerley provided the HTIL Independent Board Committee with a presentation of its financial analyses underlying its evaluation.

Commencing on 6 February 2010, executive officers and directors of HTIL provided representatives of Somerley with comments and suggestions relating to Somerley’s presentation and the preparation of Somerley’s report and opinion.

On 4 March 2010, the HTIL Independent Board Committee and representatives of HTIL met and/or participated via conference call to discuss the procedures and process to be followed by the HTIL Independent Board Committee in reaching the determination that would be reflected in its letter to the HTIL Independent Shareholders (including HTIL ADS Holders) and the HTIL Optionholders.

On 5 March 2010, executive officers and representatives of HTIL met and/or participated via conference call with representatives of Somerley to update Somerley on the financial statements of HTIL.

On 10 March 2010, after discussion and review of the final draft of the Independent Financial Adviser’s letter to the HTIL Independent Board Committee, the HTIL Independent Board Committee unanimously determined the Cancellation Price to be fair and reasonable to the HTIL Independent Shareholders (including the HTIL ADS Holders) and the Option Proposal Price to be fair and reasonable to the HTIL Optionholders and to recommend that the HTIL Independent Shareholders (including the HTIL ADS Holders) vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to, among other matters, approve the capital reduction arising as a result of the Scheme and a resolution to, among other things, restore the issued share capital of HTIL immediately following the Scheme at the EGM and recommend the HTIL Optionholders to accept the Option Proposal if they have not exercised their Outstanding HTIL Share Options in accordance with the HTIL Share Option Scheme.  The recommendation of the HTIL Independent Board Committee is set out in its letter dated 15 March 2010.  See “Part V — Letter from the HTIL Independent Board Committee”.

On 15 March 2010, Somerley issued its opinion letter to the HTIL Independent Board Committee.  See “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee”.

Item 7.  Purposes, Alternatives, Reasons and Effects.

Item 7 is hereby amended and supplemented by replacing the text under the heading “The Privatisation of HTIL” in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” on pages 76 to 78 of the Scheme Document with the revised text provided in Item 5.

Item 8.  Fairness of the Transaction.

The last sentence of the last bullet point in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.1  The Offeror and HWL” on page 83 of the Scheme Document is hereby amended and supplemented by deleting the bullet point and replacing it in its entirety with the following:

Accordingly, HWL and the Offeror anticipate that there will be no surplus cash available for dividends in the capital intensive investment phase and HTIL will be unable to declare any dividends.  As discussed above, the fact that the consideration to be paid to the Scheme Shareholders as at the Record Date will be entirely in cash permits shareholders to realize fair value, in cash, immediately for their investment and provides certainty of value, which might not continue to be available in the absence of the Share Proposal.

The paragraph in Part VII of the Scheme Document under the heading “The HTIL Board” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 86 of the Scheme Document is hereby amended and supplemented by deleting the paragraph and replacing it in its entirety with the following:

The HTIL Board presented to the HTIL Shareholders (including the HTIL ADS Holders) and the HTIL Optionholders the recommendations of the HTIL Independent Board Committee.  By virtue of the HTIL Independent Board Committee having been formed for the purpose of exercising the powers and performing the responsibilities of the HTIL Board with respect to the Proposals, the HTIL Independent Board Committee’s analysis and conclusions in making its recommendation to the HTIL Shareholders (including the HTIL ADS Holders) and the HTIL Optionholders are thereby the analysis and conclusions of the HTIL Board and can therefore be taken as having been adopted by the HTIL Board.  The HTIL Board did not independently verify the factors considered by the HTIL Independent Board Committee.

The disclosure in Part VII of the Scheme Document is hereby amended and supplemented by inserting the following paragraph immediately prior to the first paragraph under the heading “The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 86 of the Scheme Document:

The duties, authority and responsibilities of the HTIL Independent Board Committee in the context of the privatisation correspond to those provided in the Takeovers Code. Rule 2.1 of the Takeovers Code provides that upon a board receiving an offer, or being approached with a view to an offer being made, it must, in the interests of shareholders, establish an independent committee of the board to make a recommendation to shareholders (1) as to whether the offer is, or is not, fair and reasonable and (2) as to acceptance or voting. Rule 2.8 of the Takeovers Code provides that the members of such an independent committee of the board must comprise all non-executive directors of the board of the company who have no direct or indirect interest in the offer or the possible offer that is under consideration.

The disclosure in Part VII of the Scheme Document is hereby amended and supplemented by inserting the following paragraph after the second paragraph under the heading “The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 86 of the Scheme Document:

The HTIL Independent Board Committee did not independently verify the factors considered by the Independent Financial Adviser. Instead, the HTIL Independent Board Committee adopted the analysis of the Independent Financial Adviser and its conclusions, in addition to the factors independently considered by the HTIL Independent Board Committee as discussed below, in making its recommendation to the HTIL Independent Shareholders (including the HTIL ADS Holders) and the HTIL Optionholders.

Bullet point number 4 under the heading “The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 88 of the Scheme Document is hereby amended and supplemented by deleting the bullet point and replacing it in its entirety with the following:

4.             The HTIL Independent Board Committee took into account the current and historical financial condition and results of operations of HTIL, including that it no longer has the benefit of cash flow generative businesses, as well as the prospects and strategic objectives of HTIL, including the risks involved in achieving those prospects and objectives such as ongoing significant capital investment requirements, and the current and expected conditions in the general economy and in the sectors in which HTIL operates or has interests and the improbability of strategic alternatives to the Proposals given HWL’s and the Offeror’s percentage of ownership of HTIL and the fact that no third parties have approached HWL or HTIL with possible competing offers or strategic alternatives following the announcement of the Proposals.

The second to the last paragraph under the heading “The HTIL Independent Board Committee” in Part VII of the Scheme Document under the caption “US Special Factors — 3. Fairness — 3.2 HTIL — The HTIL Independent Board Committee” on page 89 of the Scheme Document is hereby amended and supplemented by deleting the paragraph and replacing it in its entirety with the following:

The HTIL Independent Board Committee did not consider the liquidation of HTIL’s assets to be a viable course of action because liquidation would require either distributing unlisted shares in specie to HTIL shareholders or conducting a sale process and then distributing proceeds.  The HTIL Independent Board Committee noted that HTIL’s remaining assets are currently loss-making and in need of significant capital investment, which implies that HTIL’s current liquidation value would be limited.  Moreover, HTIL has confirmed that no third parties have approached HWL or HTIL with possible competing offers or strategic alternatives following the announcement of the Proposals.

The disclosure in Part VII of the Scheme Document is hereby amended and supplemented by inserting the following paragraph immediately prior to the last paragraph under the caption “US Special Factors — 3. Fairness — 3.2 HTIL — The HTIL Independent Board Committee” on page 89 of the Scheme Document as follows:

The HTIL Independent Board Committee did not explicitly consider the premium/discount of the Cancellation Price over/(to) the average net asset value per share in comparable privatisation precedents in Hong Kong.  Such information was not considered by the HTIL Independent Board Committee on the basis that obtaining the data for a meaningful comparison would be impractical, if not impossible, given the emerging market nature of the HTIL Group’s remaining assets, the privatisation precedents consisting of companies at different, more mature, stages of development and the difficulty in obtaining information on comparable companies that remain largely unlisted.  Moreover, the HTIL Independent Board Committee considered the view of the Independent Financial Adviser that there was not a consistent pattern of relationship between book value and offer price in the Privatisation Precedents considered by the Independent Financial Adviser.  See “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee”.

The subsection heading under the heading “Summary of Report and Opinion of the Independent Financial Adviser” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 92 of the Scheme Document is hereby amended and supplemented by deleting the subsection heading and replacing it in its entirety with the following:

Summary of Material Financial Analyses Conducted by Somerley

The ninth bullet point under the subheading “Discussion and Analysis” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 100 of the Scheme Document is hereby amended and supplemented by adding the following sentences at the end of the bullet point:

Somerley has advised that in reaching this conclusion it noted that the premia for the Share Proposal, as regards premium over market price, ranked 11th and 12th respectively among the 20 privatisation proposals considered by Somerley.  Somerley considered this ranking to be within the middle range of recent privatisation proposals in Hong Kong.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

The first sentence of the second paragraph under the heading “Discussion and Analysis” in Part VI of the Scheme Document under the caption “Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” on page 71 of the Scheme Document is hereby amended and supplemented by deleting the sentence and replacing it in its entirety with the following:

In May 2007, HTIL Group’s indirect interests in its biggest operation in India, Hutchison Essar, were sold and two special dividends totalling HK$13.75 per HTIL Share were subsequently paid.

The first sentence of the second bullet point under the heading “Discussion and Analysis” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL — Summary of Report and Opinion of the Independent Financial Adviser” on page 98 of the Scheme Document is hereby amended and supplemented by deleting the sentence and replacing it in its entirety with the following:

In May 2007, HTIL Group’s indirect interests in its biggest operation in India, Hutchison Essar, were sold and two special dividends totalling HK$13.75 per HTIL Share were subsequently paid.

The table under the heading “Premium Paid Analysis” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.4  Summary of Financial Analyses of Goldman Sachs” on page 111 of the Scheme Document is hereby amended and supplemented by deleting the table and replacing it in its entirety with the following:

			Premium/(Discount)
Date Announced	Target Name	Acquirer Name	1 day prior to announcement	1 month prior to announcement

June 2009	Oriental Press Group Limited	Ever Holdings Limited	16%	25%

December 2008	Shaw Brothers (Hong Kong) Limited	Shaw Holdings Inc.	64%	67%

April 2008	Goldbond Group Holdings Limited	Allied Luck Trading Limited	33%	21%

February 2008	Mirabell International Holdings Limited	Belle International Holdings Limited	15%	20%

December 2007	BALtrans Holdings Limited	Toll (BVI) Limited	41%	69%

December 2007	SCMP Group Limited	Kerry Group plc	10%	22%

June 2007	Chia Hsin Cement Greater China Holding Corporation	TCC International Holdings Limited	26%	81%

March 2007	TOM Online Inc.	TOM Group Limited	33%	14%

March 2007	Pacific Century Insurance Holdings Limited	Fortis Insurance Company (Asia) Limited	44%	70%

November 2006	Saint Honore Holdings Limited	Convenience Retail Asia Limited	45%	61%

August 2006	Senyuan International Holdings Limited	Eaton Corp Oration	13%	26%

July 2006	Radica Games Limited	Mattel Inc.	12%	8%

July 2006	China Paradise Electronics Retail Limited	GOME Electrical Appliances Holdings Limited	10%	20%

May 2006	CSMC Technology Corporation	China Resources Logic Limited	4%	11%

March 2006	Asia Aluminum Holdings Limited	AA Investments Company Limited	54%	90%

November 2005	Superdata Software Holdings Limited	Profit Eagle Limited	4%	3%

October 2005	China Resources Peoples Telephone Company Limited	China Mobile (HK) Limited	16%	67%

June 2005	Sunday Communications Limited	PCCW Limited	23%	44%

October 2004	Elec & Eltek International Holdings Limited	Kingboard Chemical Holdings Limited	25%	19%

June 2004	Harbin Brewery Group Limited	Anheuser-Busch Companies Inc.	9%	81%

September 2003	International Bank of Asia Limited	Fubon Financial Holding Company Limited	7%	23%

The first two paragraphs under the heading “Summary of Report and Opinion of the Independent Financial Adviser” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 90 of the Scheme Document are hereby amended and supplemented by deleting the paragraphs and replacing them in their entirety with the following:

Under an engagement letter, dated 15 January 2010, Somerley was retained to advise the HTIL Independent Board Committee as to whether the terms and conditions of the Proposals, and, more particularly, the Cancellation Price and the Option Proposal Price, are fair and reasonable to the HTIL Independent Shareholders and HTIL Optionholders, respectively.  The HTIL Independent Board Committee has agreed that Somerley be paid a fee of US$150,000 for its services as an independent financial adviser regarding the Proposals and be reimbursed for its reasonable out-of-pocket expenses as set forth in such engagement letter. HTIL has agreed to indemnify Somerley and related persons against certain liabilities arising out of or in connection with Somerley’s engagement and subject to the limitations set forth under such engagement letter.

The decision to engage Somerley to advise the HTIL Independent Board Committee was based on its qualifications, expertise and reputation. Somerley is a corporation licensed under the SFO to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO.  Somerley is a specialist financial services company based in Hong Kong and, as part of its business, regularly engages in analyzing businesses and securities in connection with mergers and acquisitions, equity capital markets, corporate and other purposes.  In the past two years, Somerley has been engaged by HTIL and/or parties affiliated with HTIL (including members of the HWL Group), principally to act as independent financial adviser, on a number of occasions in connected transactions and has received customary fees in connection with these services.

Item 10.  Source and Amounts of Funds or Other Consideration.

The first paragraph in Part VII of the Scheme Document under the caption “US Special Factors — 5.  Source and Amount of Funds or Other Consideration — 5.1  Source of Funds” on page 119 of the Scheme Document is hereby amended and supplemented by deleting the paragraph and replacing it in its entirety with the following:

On the assumption that no Outstanding HTIL Share Options are exercised before the Record Date and none of the holders of Outstanding HTIL Share Options accept the Option Proposal, the amount of cash required for the Proposals would be approximately HK$4,199 million (approximately US$541 million).  On the assumption that all Outstanding HTIL Share Options are exercised before the Record Date, the amount of cash required for the Proposals would be approximately HK$4,227 million (approximately US$545 million).  On the assumption that no Outstanding HTIL Share Options are exercised before the Record Date and all holders of Outstanding HTIL Share Options accept the Option Proposal, the amount of cash required for the Proposals would be approximately HK$4,207 million (approximately US$542 million).  The US dollar amounts are calculated on the basis of the exchange rate (being US$1.00 to HK$7.7593) reported by Bloomberg as at 12:00 noon in Hong Kong on the Latest Practicable Date. Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only.

The second paragraph in Part VII of the Scheme Document under the caption “US Special Factors — 5.  Source and Amount of Funds or Other Consideration — 5.2  Expenses” on page 120 of the Scheme Document is hereby amended and supplemented by deleting the paragraph and replacing it in its entirety with the following:

“The estimated aggregate expenses of the Offeror, HWL and HTIL in connection with the Proposals are as follows:

	HK$		*US$
Accounting fees	900,000		115,990
Filing fees	450,000		57,995
Financial adviser fees and expenses	17,000,000		2,190,919
Legal fees and expenses	17,000,000		2,190,919
Printing and mailing expenses	550,000		70,883
Others	4,100,000		528,398

Total	HK$	40,000,000	US$	5,155,104

*US dollar amounts are calculated on the basis of the exchange rate (being US$1.00 to HK$7.7593) reported by Bloomberg as at 12:00 noon in Hong Kong on the Latest Practicable Date.  Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only.”

Item 15.  Additional Information.

The fifth paragraph under the heading “Action To Be Taken by HTIL ADS Holders” under the caption “Actions To Be Taken” on page iv of the Scheme Document is hereby amended and supplemented by adding the following sentence at the end of the paragraph:

The HTIL ADS Depositary has advised that the only fees, charges and expenses of the HTIL ADS Depositary in connection with the cancellation of the HTIL ADSs and distribution of the proceeds received by the HTIL ADS Depositary will be the cancellation fee of US$5.00 per 100 HTIL ADSs cancelled.

The sixth paragraph in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 17.  Information for HTIL ADS Holders” on page 152 of the Scheme Document is hereby amended and supplemented by deleting the paragraph and replacing it in its entirety with the following:

Each HTIL ADS represents 15 HTIL Shares and, accordingly, upon the Scheme becoming effective, HTIL ADS Holders as at the Record Date will for each HTIL ADS receive the US dollar equivalent of 15 times the Cancellation Price of HK$2.20.  This sum will be paid by the HTIL ADS Depositary to HTIL ADS Holders net of the cancellation fee of the HTIL ADS Depositary of US$5.00 per 100 HTIL ADSs cancelled, governmental charges and any taxes withheld.  The Cancellation Price is equivalent to approximately US$4.25 per HTIL ADS.  After deducting the cancellation fee of the HTIL ADS Depositary, the net Cancellation Price to be paid to HTIL ADS Holders is equivalent to approximately US$4.20 per HTIL ADS.  Such US dollar amounts are calculated at the exchange rate of US$1.00 to HK$7.7593 reported by Bloomberg as at 12:00 noon in Hong Kong on the Latest Practicable Date.  Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only.

The last sentence of the seventh paragraph in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 17.  Information for HTIL ADS Holders” on page 153 of the Scheme Document is hereby amended and supplemented by deleting the sentence and replacing it in its entirety with the following:

The HTIL ADS Holders will receive their pro rata portion of the consideration from the HTIL ADS Depositary net of the cancellation fee of the HTIL ADS Depositary, governmental charges and any taxes withheld.

The second sentence of the paragraph entitled “Thailand” in Appendix III of the Scheme Document under the caption “General Information relating to HTIL — 6.  Material Litigation” on page 290 of the Scheme Document is hereby amended and supplemented by deleting the sentence and replacing it in its entirety with the following:

TMC has asserted damages of approximately THB3.2 billion (equivalent to approximately HK$754 million at an exchange rate of THB1.00:HK$0.2377, being the exchange rate reported by Bloomberg as at 12:00 noon in Hong Kong on 11 March 2010).

Clauses (q) and (r) in Appendix III of the Scheme Document under the caption “General Information relating to HTIL — 7.  Material Contracts” on page 292 of the Scheme Document are hereby amended and supplemented by deleting the clauses and replacing them in their entirety with the following:

(q)         Share Purchase Agreement dated 12 August 2009 made between Advent Investments Pte Ltd (an indirect wholly owned subsidiary of HTIL) (“AIL”) as vendor and Scailex Corporation Ltd. as purchaser for the sale and purchase of 78,940,104 fully paid shares of Partner Communications for NIS5,290,960,470 (equivalent to HK$11.0 billion at the exchange rate of NIS1.00:HK$2.0722, being the exchange rate reported by Bloomberg as at 12:00 noon in Hong Kong on 11 March 2010);

(r)            Escrow Agreement dated 20 October 2009 made between AIL and Assessing Officer of Large Enterprises, Israel in respect of the deposit of an amount of NIS672,474,123 (equivalent to HK$1.4 billion at the exchange rate of NIS1.00:HK$2.0722, being the exchange rate reported by Bloomberg as at 12:00 noon in Hong Kong on 11 March 2010) in a trust account pending an agreement on the amount of tax payable for the sale of shares in Partner Communications; and

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher John Foll
Name:	Christopher John Foll
Title:	Executive Director and Chief Financial Officer
Date:	April 20, 2010

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director
Date:	April 20, 2010

HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Deputy Group Managing Director
Date:	April 20, 2010

Exhibit Index

Exhibit Number	Description

(a)(3)(1)	Scheme Document, dated March 15, 2010.*

(a)(3)(2)	Form of proxy card of the Court Meeting for Scheme Shareholders of HTIL.*

(a)(3)(3)	Form of proxy card of the Extraordinary General Meeting for Shareholders of HTIL.*

(a)(3)(4)	Form of voting instruction card for holders of ADSs.*

(a)(3)(5)

Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of HTIL, Extraordinary General Meeting for Shareholders of HTIL, Termination of the Deposit Agreement and Closure of the ADS Facility, dated March 15, 2010.*

(a)(5)(1)

Announcement dated January 4, 2010 of HTIL regarding the suspension of trading of HTIL’s Shares on the Main Board of The Stock Exchange of Hong Kong Limited (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 4, 2010).*

(a)(5)(2)

Press Release dated January 4, 2010 of HTIL regarding the trading halt of HTIL’s ADSs on the New York Stock Exchange (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 5, 2010).*

(a)(5)(3)

Joint Announcement dated January 8, 2010 of HTIL, HWL and the Offeror relating to the proposed privatization of HTIL by the Offeror by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).*

(a)(5)(4)

Joint Press Release dated January 8, 2010 of HTIL and HWL regarding the proposed privatization of HTIL (incorporated by reference to Exhibit 1.3 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).*

(a)(5)(5)

Announcement dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).*

(a)(5)(6)

Press Release dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).*

(a)(5)(7)

Joint Announcement dated January 28, 2010 of HTIL, HWL and the Offeror relating to the extension of time for the dispatch of the scheme document in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 28, 2010).*

(a)(5)(8)	Joint Announcement dated March 15, 2010 of HTIL, HWL and the Offeror relating to the dispatch of the scheme document and option proposal letters in connection with the proposed privatization of HTIL.*

(a)(5)(9)	Joint Press Release dated March 14, 2010 of HTIL and HWL relating to the dispatch of the scheme document in connection with the proposed privatization of HTIL.*

(b)	None.

(c)(1)

Letter from Somerley Limited, the independent financial adviser to the independent board committee of HTIL, dated March 15, 2010 (included in “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” of the Scheme Document filed herewith as Exhibit (a)(3)(1)).*

(c)(2)	Presentation given by Somerley Limited, the independent financial adviser to the independent board committee of HTIL, on February 5, 2010.*

(c)(3)	Letter from Asian Capital (Corporate Finance) Limited, the independent financial adviser to the boards of HWL and the Offeror, dated January 21, 2010.*

(c)(4)	Goldman Sachs Presentation, dated January 8, 2010.*

(d)	None.

(f)	None.

(g)	None.

*  Previously filed with the Schedule 13E-3 on March 15, 2010.